

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 13, 2017

Via E-mail
Konstantinos Vassilopoulos
Cosmos Holdings Inc.
141 West Jackson Blvd
Suite 4236
Chicago, Illinois

>   **Re: Cosmos Holdings Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed September 1, 2017**
>   **File No. 000-54436**

Dear Mr. Vassilopoulos:

    We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

General

1. We note your references on pages 11 and 12 to a merger in connection with the Reverse Stock Split. Please provide the disclosure required by Item 14 of Schedule 14A or advise. Please refer to Note A of Schedule 14A, as well as Item 1 of Schedule 14C, which incorporates the disclosure requirements of Schedule 14A.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Elliot H. Lutzker, Esq.